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                                                                       EXHIBIT 8





                                  May 27, 1994





Jackson W. Moore, President
Union Planters Corporation
7130 Goodlett Farms Parkway
Memphis, Tennessee  35602

William D. Powell, President
BNF Bancorp, Inc.
255 Grant Street, S.E.
Decatur, Alabama  35062

Re: Agreement and Plan of Reorganization dated as of January 27, 1994, by and between UNION PLANTERS CORPORATION ("UPC"), BFC ACQUISITION COMPANY, Inc. ("Interim"), BANCFIRST CORPORATION ("BFC") and BANKFIRST ("BFSB") (the "Agreement").

Dear Messrs. Moore and Powell:

         This Response to your request for information ("Response") is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the ABA Section of Business Law (1991). Consequently, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and this Response should be read in conjunction therewith. Capitalized terms not defined herein shall be defined as in the Accord. Capitalized terms used in this opinion which are not defined in the Accord or in this opinion shall have the same meaning ascribed to such terms in the Agreement.

         The following opinion is based upon the existing provisions of the Internal Revenue Code ("Code") and regulations thereunder (both final and proposed) and upon current Internal Revenue Service ("Service") published rulings and existing court decisions, any of which could be changed at any time. Any such changes may be retroactive and could significantly modify the statements and opinions expressed herein. Similarly, any change
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in the facts and assumptions stated below, upon which this opinion is based, could modify the conclusion. Specifically, you requested a ruling as to whether the proposed transaction would qualify as a reorganization under section 368(a)(1)(A) and (a)(2)(E) of the Internal Revenue Code.

         We understand that BFC will be merged with Interim and that BFC will be the survivor of the merger. We assume that the Merger will be accomplished in accordance with the Agreement and that no changes to the structure have been made pursuant to Section 2.5 of the Agreement. We have been advised that, since the date of the Agreement, Bancfirst Corporation has changed its corporate name to BNF Bancorp, Inc.

         The following further assumptions have been made in connection with the Merger:

                 (a) The fair market value of the UPC stock and other consideration received by each BFC shareholder will be approximately equal to the fair market value of the BFC stock surrendered in the exchange.

                 (b) There is no plan or intention by the shareholders of BFC who own five percent or more of the BFC stock, and to the best of the knowledge of the management of BFC, there is no plan or intention on the part of the remaining shareholders of BFC to sell, exchange, or otherwise dispose of a number of shares of UPC stock received in the transaction that would reduce the BFC shareholders' ownership of UPC stock to a number of shares having a value, as of the Effective Time, of less than 50 percent of the value of all of the formerly outstanding stock of BFC as of the same date. For purposes of this representation, shares of BFC stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of UPC stock will be treated as outstanding BFC stock as of the Effective Time. Moreover, shares of BFC stock and shares of UPC stock held by BFC shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Effective Time will be considered in making this representation.

                 (c) Following the Effective Time, BFC will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and at least 90 percent of the fair market value of Interim's net assets and at least 70 percent of the fair market value of Interim's gross assets held immediately prior to the Effective Time. For purposes of this representation, amounts paid by BFC or Interim to shareholders who receive cash or other property, amounts used by BFC or Interim to pay reorganization expenses, and all redemptions, and distributions (except for regular, normal dividends) made by BFC will be included as assets of BFC or Interim, respectively, immediately prior to the Effective Time.

                 (d) Prior to the Effective Time, UPC will be in control of Interim within the meaning of section 368(c) of the Code.
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                 (e) BFC has no plan or intention to issue additional shares of its stock that would result in UPC losing control of BFC within the meaning of section 368(c) of the Code.

                 (f) UPC has no plan or intention to reacquire any of its stock issued in the transaction.

                 (g) UPC has no plan or intention to liquidate BFC; to merge BFC with or into another corporation; to sell or otherwise dispose of the stock of BFC except for transfers of stock to corporations controlled by UPC; or to cause BFC to sell or otherwise dispose of any of its assets or of any of the assets acquired from Interim, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by BFC.

                 (h) The liabilities of Interim assumed by BFC and the liabilities to which the transferred assets of Interim are subject were incurred by Interim in the ordinary course of its business.

                 (i) Following the Effective Time, BFC will continue its historic business or use a significant portion of its historic business assets in a business.

                 (j) UPC, Interim, BFC, and the shareholders of BFC will pay their respective expenses, if any, incurred in connection with the transaction.

                 (k) There is no intercorporate indebtedness existing between UPC and BFC or between Interim and BFC that was issued, acquired, or will be settled at a discount.

                 (l) In the transaction, shares of BFC stock representing control of BFC, as defined in section 368(c) of the Code, will be exchanged solely for voting stock of UPC. For purposes of this representation, shares of BFC stock exchanged for cash or other property originating with UPC will be treated as outstanding BFC stock as of the Effective Time.

                 (m) At the Effective Time, BFC will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in BFC that, if exercised or converted, would affect UPC's acquisition or retention of control of BFC, as defined in section 368(c) of the Code.

                 (n) UPC does not own, nor has it owned during the past five years, any shares of the stock of BFC.

                 (o) No two parties to the transaction are investment companies as defined in section 368(a)(2)(F)(iii) and (iv) of the Code.
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     As of the Effective Time, the fair market value of the assets of BFC will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

                 (q) BFC is not under the jurisdiction of a court in a Title 11, or similar case within the meaning of section 368(a)(3)(A) of the Code.

                 (r) No stock of Interim will be issued in the transaction.

                 (s) Shareholders of BFC (immediately before the Effective
Time) receiving shares of UPC stock will not own (immediately after the Effective Time) more than 50 percent of the fair market value of the stock of UPC.

                 (t) The payment of cash in lieu of fractional shares of UPC stock is solely for the purpose of avoiding the expense and inconvenience to UPC of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the transaction to the BFC shareholders instead of issuing fractional shares of UPC stock will not exceed one percent of the total consideration that will be issued in the transaction to the BFC shareholders in exchange for their shares of BFC stock. The fractional share interests of each BFC shareholder will be aggregated, and no BFC shareholder will receive cash in an amount equal to or greater than the value of one full share of UPC stock.

                 (u) None of the compensation received by any shareholder-employees of BFC will be separate consideration for, or allocable to, any of their shares of BFC stock; none of the shares of UPC stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

                 Based solely on the information submitted and the representations and assumptions set forth above, we are of the opinion that:

                 (1) Provided the proposed merger of Interim with and into BFC qualifies under the laws of the United States and the state of Tennessee, that BFC will hold substantially all of its assets and the assets of Interim, and that in the transaction, the shareholders of BFC will exchange an amount of stock constituting control of BFC (within the meaning of section 368(c) of the Code) solely for UPC voting common stock, then the merger will constitute a reorganization within the meaning of section 368(a)(1)(A) of the Code. The reorganization will not be disqualified by reason of the fact that voting stock of UPC is used in the merger. Section 368(a)(2)(E) of the Code. For purposes of this ruling, "substantially all" means at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets of Interim and BFC. BFC,
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UPC and Interim will each be "a party to a reorganization" within the meaning of section 368(b).

                 (2) No gain or loss will be recognized to Interim on the transfer of its assets to BFC solely in exchange for BFC common stock and the assumption by BFC of the liabilities, if any, of Interim. Sections 361(a) and 357(a) of the Code.

                 (3) No gain or loss will be recognized to BFC upon the receipt of the assets of Interim in exchange for BFC common stock. Section 1032(a) of the Code.

                 (4) The basis of the assets of Interim acquired by BFC will be the same in the hands of BFC as the basis of such assets in the hands of Interim immediately prior to the exchange. Section 362(b) of the Code.

                 (5) No gain or loss will be recognized to UPC upon the receipt of stock of BFC solely in exchange for stock of Interim. Section 354(a)(1) of the Code.

                 (6) The holding period of the assets of Interim in the hands of BFC will, in each instance, include the period during which such assets were held by Interim. Section 1223(2) of the Code.

                 (7) No gain or loss will be recognized to the shareholders of BFC upon the exchange of BFC stock solely for UPC common stock. Section 354(a)(1) of the Code.

                 (8) The basis of the UPC common stock received by the shareholders of BFC will be the same as the basis of BFC stock surrendered in exchange therefor. Section 358(a)(1) of the Code.

                 (9) The holding period of the UPC common stock received by the shareholders of BFC will include the period during which the BFC stock surrendered in exchange therefor was held, provided the stock of BFC is a capital asset in the hands of the shareholders of BFC on the date of the exchange. Section 1223(1) of the Code.

                 (10) The payment of cash to BFC shareholders in lieu of fractional share interests of UPC stock will be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by UPC. These cash payments will be treated as having been received as distributions in full payment in exchange for the voting common stock redeemed as provided in section 302(a) of the Code. Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574.

                 We, of course, opine only as to the matters we expressly set forth, and no opinions should be inferred as to any other matter or as to the tax treatment of issues or transactions that we do not specifically address.
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                 This opinion represents our best judgment as to the probable outcome of the tax issues discussed and is not binding on the Internal Revenue Service. We can give no assurance that the Service will not challenge our conclusions and prevail in the courts in such a manner as to cause adverse tax consequences to UPC.

                 The opinions and views we express are based upon our best interpretations of existing law, we can give no assurance that our interpretations would be followed if the issues became the subject of judicial or administrative proceedings. Realization of certain of the tax benefits described is subject to the significant risk that the Internal Revenue Service may challenge the tax treatment and that a court may sustain that challenge. Because taxpayers bear the burden of proof required to support claimed deductions and credits, the opinions expressed as to the likelihood of realization of various tax benefits assume that the affected parties will undertake the effort and expense to present fully the case in support of any matter the Service challenges.

                 This opinion is addressed to and is for the benefit solely of addressees. Except as hereinafter provided, no other person or persons shall be furnished a copy of this opinion or shall be entitled to rely on the contents herein without our express written consent. We hereby provide our written consent to the reference to our firm in the Prospectus under the caption "Certain Federal Income Tax Consequences" and further consent to the filing of a copy of this opinion as an exhibit to the Registration Statement.

                 The opinions expressed in this letter are based on the facts as stated and the documents, representations, assumptions, and statements to which reference is made herein as well as other investigations of facts as we have deemed necessary and appropriate. Any inaccuracy in any such fact, representation, assumption or statement, any amendment to such documents, or any material adverse change in the affairs of UPC, BFC or affiliates of either corporation, may have the effect of changing all or a part of this opinion.




                                        Very truly yours,



                                        MCDONNELL BOYD